SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF JANUARY 2010

                            EZCHIP SEMICONDUCTOR LTD.
                              (Name of Registrant)

               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-121611 and 333-149063 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932 and 333-148933.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  EZCHIP SEMICONDUCTOR LTD.

                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer

Dated: January 20, 2010

                                  [EZCHIP LOGO]

FOR IMMEDIATE RELEASE

   EZCHIP SAMPLES THE NP-4, THE WORLD'S FIRST 100-GIGABIT NETWORK PROCESSOR,
                       FOR CARRIER ETHERNET APPLICATIONS

YOKNEAM, ISRAEL, January 19, 2010 - EZchip Semiconductor Ltd. (NASDAQ:EZCH), the leader in Ethernet network processors, today announced that it is sampling its NP-4 100-Gigabit network processor (NPU). With NP-4, EZchip brings to market the highest performance programmable single-chip solution for Carrier Ethernet equipment.

NP-4 represents breakthroughs in performance and integration to enable building the next generation of high-density switch/router line cards that feature 200-400 Gigabit-per-second (Gbps) throughput and 20-40 10-Gigabit ports. The NP-4 has already been selected for use by many customers, including Tier-1 vendors, in a variety of applications. EZchip will discuss the NP-4 and have it on display along with its NPA network processors for Ethernet access applications, at the Linley Tech Carrier Ethernet Design Seminar, January 28, 2010 in San Jose, California.

NP-4 highlights include:

     o 100 Gbps throughput for building 40-400 Gigabit line-cards and pizza boxes

     o    Integrated traffic management providing granular bandwidth control

     o    Enhanced support for video streams and IPTV

     o    On-chip control CPU for host CPU offload

     o    Power management for minimizing line card and system power dissipation

     o    Operations, Administration and Management (OAM) processing offload

     o    Synchronous Ethernet and IEEE1588v2 offload for Circuit Emulation
          Services

     o    IP reassembly for advanced packet processing offload

     o    Integrated serial ports with support for 1, 10, 40 and 100 Gigabit
          Ethernet

     o On-chip Fabric Interface Controller for interfacing to Ethernet-based as well as proprietary switch-fabric solutions

     o    Utilizing DDR3 DRAM memory chips for minimizing power and cost

     o Software compatible with EZchip's NP-2, NP-3 and NPA network processors

"EZchip has achieved a major industry milestone by being the first vendor to deliver a 100Gbps network processor," said Bob Wheeler, senior analyst at The Linley Group. "In addition to enabling 100G Ethernet line cards, the NP-4 delivers excellent integration for high-density GbE and 10GbE designs."

"We are excited to sample the NP-4, the world's first 100-Gigabit NPU. Through its exceptional performance and integration we believe that the NP-4 will dominate the high-speed NPU market for years to come," said Eli Fruchter, President and CEO of EZchip Technologies.

"The high level of integration of the NP-4 coupled with its extensive feature set, has resulted in an excellent market response to our ground-breaking NPU. NP-4 is a true enabler for accelerating the proliferation of 10-Gigabit ports and the introduction of 100-Gigabit ports in Carrier Ethernet networks. It allows system vendors to evolve their line-cards from 80-160 Gbps to 200-400 Gbps. These line cards can then provide multiple 100-Gigabit ports or twenty to forty 10-Gigabit ports per card, bringing 10-Gigabit to par with 1-Gigabit port density," added Mr. Fruchter.

NP-4 DETAILED INFORMATION

The NP-4 product brief with technical details and application examples can be downloaded at http://www.ezchip.com/p_np4.htm

THE LINLEY GROUP SEMINAR "CARRIER ETHERNET DESIGN" ON JANUARY 28TH

The seminar is intended for system designers, network-equipment vendors, OEMs, carriers/service providers, press, and the financial community. Attendance is free to qualified attendees who register by January 22, 2010. Go to this link to register: http://linleygroup.com/seminars/carrier_ethernet_registration.html

ABOUT EZCHIP

EZchip is a fabless semiconductor company that provides Ethernet network processors for networking equipment. EZchip provides its customers with solutions that scale from 1-Gigabit to 100-Gigabits per second with a common architecture and software across all products. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks. Flexibility and integration make EZchip's solutions are ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers. For more information on our company, visit the web site at http://www.ezchip.com.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN EZCHIP SEMICONDUCTOR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 2010 AND BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON BEHALF OF EZCHIP SEMICONDUCTOR.

                                       ###

CONTACTS:
Ehud Helft, CCGK Investor Relations
info@gkir.com, Tel: (US) 1 646 797 2868 / 1 646 201 9246

Daureen Green, Marketing Communications, EZchip Israel dgreen@ezchip.com, Tel: +972-4-959-6677